SECURITI[barcode] ISSION

04014762

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 AND ENDING 12/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Remington Capital Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 N. Tryon Street, Suite 1820
(No. and Street)

Charlotte N.C. 28202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Carter 704-716-8575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burkett, Burkett and Burkett
(Name – *if individual, state last, first, middle name*)

128 E. Main St., Suite 201, Rock Hill, S.C. 29730
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James L. Carter, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Remington Capital Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Sworn to and subscribed before me
this 25th day of February, 2004
My commission expires 041707

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

REMINGTON CAPITAL SECURITIES, LLC

Financial Statements and Supplemental Information

December 31, 2003

With Independent Auditor's Report

REMINGTON CAPTIAL SECURITIES, LLC

Financial Statements and Supplemental Information

December 31, 2003

With Independent Auditor's Report

REMINGTON CAPITAL SECURITIES, LLC

Table of Contents

December 31, 2003

INDEPENDENT AUDITOR'S REPORT.. 1

FINANCIAL STATEMENTS:

Balance Sheet.. 2

Statement of Income.. 3

Statement of Changes in Member's Equity.. 4

Statement of Cash Flows.. 5

Notes to Financial Statements.. 6

SUPPLEMENTAL INFORMATION:

Schedule I -
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.. 8

Schedule II -
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.. 9

Schedule III –
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.. 10

BURKETT,
BURKETT & BURKETT

CERTIFIED PUBLIC ACCOUNTANTS, P.A.

ROCK HILL OFFICE
128 EAST MAIN STREET
SUITE 201
ROCK HILL, SC 29730
803-325-1660
TOLL FREE 888-329-1660
FAX 803-325-1665

OTHER OFFICES
WEST COLUMBIA
LEXINGTON
SUMTER

INDEPENDENT AUDITOR'S REPORT

To the Managers of Remington Capital Securities, LLC

We have audited the accompanying balance sheet of Remington Capital Securities, LLC as of December 31, 2003, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Remington Capital Securities, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burkett, Burkett & Burkett

Burkett, Burkett & Burkett CPA's, P.A.
Rock Hill, SC
February 05, 2004

REMINGTON CAPITAL SECURITIES, LLC

Balance Sheet

December 31, 2003

Assets		
Cash	$	13,563
Accounts Receivable		49,326
Due from Related Party		4,302
Due from Employee		14,500
Property and Equipment, net		1,225
Total Assets	$	82,916
Liabilities and Member's Equity		
Liabilities:		
Due to Related Party- RCP		3,500
Member's Equity:		
Contributed Capital	$	204,538
Accumulated Equity		(125,122)
Total Member's Equity		79,416
Total Liabilities and Member's Equity	$	82,916

The notes to the financial statements are an integral part of this balance sheet.

REMINGTON CAPITAL SECURITIES, LLC

Statement of Changes in Member's Equity

December 31, 2003

	Contributed Capital	Accumulated Equity (Deficit)	Total
Balance, December 31, 2002	$ 162,038	$ 252,527	$ 414,565
Capital Contributions	42,500	-	42,500
Net Income	-	15,078	15,078
Capital Withdrawals	-	(392,727)	(392,727)
Balance, December 31, 2003	$ 204,538	$ (125,122)	$ 79,416

REMINGTON CAPITAL SECURITIES, LLC

Statement of Cash Flows

December 31, 2003

Cash Flows from Operating Activities	
Net Income	$ 15,078
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities	
Change in -	
Depreciation	651
Accounts Receivable	(49,326)
Due from Employee	(14,500)
Due from Related Party	266,335
Due to Related Party	3,500
Total Adjustments	206,660
Net Cash Provided in Operating Activities	221,738
Cash Flows used by Financing Activities	
Member Contributions	42,500
Distributions from Member Withdrawals	(392,727)
Net Decrease in Cash	(128,489)
Cash, Beginning of Year	142,052
Cash, End of Year	$ 13,563

1. ORGANIZATION AND NATURE OF BUSINESS

Remington Capital Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates as a limited liability company in accordance with, and pursuant to, the North Carolina Limited Liability Company Act and will continue in existence until December 31, 2099, unless sooner terminated. The Company is 100% wholly owned by James L. Carter, Jr.

2. SUMMARY OF SIGINIFICANT ACCOUNTING POLICIES

Use of Estimates

The Company's financial statements are prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables

The Company uses the allowance method to account for bad debts. At December 31, 2003, no allowance was considered necessary.

Property and Equipment

Additions to property and equipment are carried at cost. Maintenance and repair costs and minor replacements not resulting in betterment are charged to expense when incurred. Depreciation is recorded using straight-line and accelerated methods over the estimated useful lives of the assets.

3. INCOME TAXES

The Company is treated as a single member limited liability company for Federal and state income tax purposes. Its earnings and losses are included in the income tax returns of its owner. Therefore, no provision or benefit for income taxes has been included in these financial statements.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computer Equipment	$	1,784
Office Equipment		1,738
		3,522
Less Accumulated Depreciation		(2,297)
	$	1,225

Depreciation expense for the year ended December 31, 2003 was $ 651.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $10,063. The Company's net capital ratio was .35 to 1.

6. RELATED PARTY TRANSACTIONS

The Company has a receivable due from related parties of $4,302 as of December 31, 2003. This receivable is verbal, non-interest bearing and has no explicit repayment terms. The receivable is considered to be short-term.

The Company has an employee receivable of $14,500 as of December 31, 2003. This receivable is verbal, non-interest bearing and has no explicit repayment terms. This receivable is considered to be short-term.

Schedule I

REMINGTON CAPITAL SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Net Capital	$	79,416
Less: Non-Allowable Assets		
Unsecured Receivable		49,326
Related Party Receivable		18,802
Other		1,225
Total Non-Allowable Assets		69,353
Net Capital		10,063
Required Net Capital		5,000
Excess Net Capital	$	5,063
Aggregate Indebtedness	$	3,500
Aggregate Indebtedness to Net Capital		.35 to 1

The excess net capital computation calculated on Part IIA on the originally filed Focus report for the period beginning January 1, 2003 and ending December 31, 2003 differs from the above calculation. Management is expected to amend the focus report for December 31, 2003 to agree with audited financial statements.

Schedule II

REMINGTON CAPITAL SECURITIES, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Since the Company did not carry securities accounts for customer or perform custodial functions relating to customers' securities in 2003, Rule 15c3-3 of the Securities and Exchange Commission did not apply to the Company as of December 31, 2003.

REMINGTON CAPITAL SECURITIES, LLC

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Since the Company did not carry securities for customers or perform custodial functions relating to customers' securities in 2003, Rule 15c3-3 of the Securities and Exchange Commission did not apply to the Company as of December 31, 2003.